SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For May 2005
Commission File Number 0-28800
______________________
DRDGOLD Limited
45 Empire Road
Parktown
Johannesburg, South Africa, 2193
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the "Company") filed with the Securities and Exchange Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.
Attached to the Registrant Form 6-K filing for the month of May 2005, incorporated by reference herein:
Exhibit
99.1 Release dated May 20, 2005, entitled “RESULTS OF GENERAL MEETING”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: May 23, 2005 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DRD) (ISIN: ZAE 000058723)
(ARB number 086 277 616)
(Nasdaq Trading Symbol: DROOY)
(“DRDGOLD” or “the company”)
RESULTS OF GENERAL MEETING
Further to the announcement published on the Securities Exchange News Service of the JSE Securities Exchange South Africa and in the press on Tuesday, 3 May 2005, DRDGOLD shareholders are advised that at the general meeting of DRDGOLD shareholders held on Friday, 20 May 2005, the following resolutions were passed:
-
the ordinary resolution necessary to authorise the directors of DRDGOLD to allot and issue up to 17 million new ordinary no par value DRDGOLD shares to some or all of the following persons at a subscription price of R5.50 per share:
- Genus Natural Resources Master Fund;
- Genus Dynamic Gold Fund;
- CF Ruffer Baker Steel Gold Fund; - P&C Global Gold & natural Resources Fund Limited; and
- RIT Capital Partners plc; and
-
an ordinary resolution ratifying certain previous share issues by DRDGOLD for the purposes of Rule 7.4 of the Listing Rules of the Australian Stock Exchange Limited.

Johannesburg 20 May 2005
Sponsor
Standard Bank
Financial advisor
QuestCo (Proprietary) Limited
Attorneys
Bowman Gilfillan Inc